GAMBRO

PRESS RELEASE
May 9, 2006

Gambro acquires Hemapure

Gambro announced today that it intends to acquire the assets and operations of Hemapure AB, a Swedish venture funded company. All employees will transfer to Gambro. Hemapure has developed a new innovative port system for vascular access for renal patients - Hemaport®. Gambro will through the acquisition broaden its portfolio for vascular access solutions and thereby add new growth opportunities.

Hemapure (www.hemapure.com) was founded in 1988 by Bo G Danielson, Professor in Nephrology, and Tore Magnusson, with many years experience in the dialysis business. The company introduced a third generation port system for vascular access named the Hemaport in the market in 2002.

"The acquisition of this new technology shows Gambro's focus and commitment in the area of vascular access - to provide the best solution for each patient category. I am very excited about Gambro's growth opportunities in this area and I am convinced that the Hemaport technology will provide a much desired relief for a certain category of patients" says Jon Risfelt, President Gambro Renal Products.

Hemaport is developed as a choice for those patients where there is a need for an alternative technique when AV-fistulas are failing. Hemaport offers a needle-free technique and is easy to use. This proprietary new access concept is based on a transcutaneous titanium implant and is a fundamentally different approach to solve problems with the vascular access. Hemaport and its associated dialysis set is CE marked and currently available in the Swedish market. Gambro's intention is to further develop the products before global launch.

Gambro Renal Products is a market leader in the vascular access area for dialysis with a wide range of temporary and permanent catheters. Hemaport it is an important strategic addition to the company's portfolio. While it is still in its early phase and with some important development and clinical milestones to meet over the coming years, there is a promising potential for this business.
Short term, the financial impact for the Gambro group is however limited.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-73-366 65 02
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750
Pia Irell, VP Communications and Business development Gambro Renal Products, +46-70-513 65 91

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute [redacted]ducts, therapies and services. Gambro Healt[redacted]al disease treatment and patient care. Gambr ... collection, apheresis and cell therapy products

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com